SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   X   Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes       No   X

      (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of March 2005

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of February and Cumulative for 2 Month, 2005, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of January 2005 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of February and Cumulative for 2 Months, 2005,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of January 2005
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	February N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH OF FEBRUARY 2005

Agricultural Tractors:
under 40 horsepower (2WD)	(5.6)%	Down low double digits

40 to 100 horsepower (2WD)	+4.5%	Down low double digits

over 100 horsepower (2WD)	+8.8%	Down moderate double digits

4 wheel drive tractors	(17.5)%	Down high double digits

Sub total tractors over 40 hp	+11.7%	Down moderate double digits

Total Ag tractors	+2.2%	Down low double digits

Combines	+86.0%	Up high double digits, moderately better than the industry

Loader/backhoes	Up moderate double digits	Up high double digits, moderately better than the industry

Skid Steer Loaders	Up low double digits	Down low double digits

Total Heavy
Construction Equipment	Up moderate double digits	Up low double digits, moderately less than the industry

RETAIL UNIT SALES:
2 MONTHS, 2005

Agricultural Tractors:
under 40 horsepower (2WD)	+1.2%	Down low double digits

40 to 100 horsepower (2WD)	+16.2%	Down low double digits

over 100 horsepower (2WD)	+13.2%	Up mid single digits

4 wheel drive tractors	+0.4%	Down moderate double digits

Sub total tractors over 40 hp	+14.7%	Down low double digits

Total Ag tractors	+8.0%	Down low double digits

Combines	+54.3%	Up high double digits, moderately less than the industry

Loader/backhoes	Up low double digits	Up moderate double digits, slightly better than the industry

Skid Steer Loaders	Up low double digits	Down mid single digits

Total Heavy
Construction Equipment	Up moderate double digits	Up low double digits, moderately less than the industry

DEALER INVENTORIES:
END OF JANUARY 2005

Agricultural Tractors:
under 40 horsepower (2WD)	5.0 months supply	In line with the industry

40 to 100 horsepower (2WD)	4.5 months supply	1/2 month higher than the industry

over 100 horsepower (2WD)	3.6 months supply	1/2 month lower than the industry

4 wheel drive tractors	3.0 months supply	1/2 month lower than the industry

Total tractors	4.7 months supply	1/2 month lower than the industry

Combines	1.9 months supply	1 month higher than the industry

Dated: March 16, 2005

U.S. Ag Flash Reports

February 2005 Flash
Report U.S. Unit Retail Sales
(Report released 3/10/2005)

							January 2005
	February	February		Y-T-D	Y-T-D		U.S. Field
Equipment	2005	2004	% Chg.	2005	2004	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	5,625	5,919	-5.0	10,929	10,772	1.5	55,433
40 & Under 100 HP	3,770	3,268	15.4	8,318	7,061	17.8	27,309
100 HP & Over	1,220	1,154	5.7	3,329	2,966	12.2	5,751
Total - 2 Wheel Drive	10,615	10,341	2.6	22,576	20,799	8.5	88,493
Total - 4 Wheel Drive	158	163	-3.1	425	384	10.7	902
Total Farm Wheel Tractors	10,773	10,504	2.6	23,001	21,183	8.6	89,395
Combines (Self-Propelled)	249	129	93	605	382	58.4	986

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.

To U.S. Ag Flash Report Archive >>

© AEM 2005 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Canadian Ag Flash Reports

February 2005 Flash Report Canada Unit Retail Sales
(Report released 3/10/2005)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	February			February YTD			January
							2005	2004
							Canadian	Canadian
							(Field)	(Field)
Equipment	2005	2004	% Chg.	2005	2004	% Chg.	Inventory	Inventory
Farm Wheel
Tractors -
2 Wheel Drive
Under 40 HP	197	249	-20.9	434	461	-5.9	3,376	2,540
40 & Under 100 HP	290	282	2.8	589	605	-2.6	2,201	2,417
100 HP & Over	184	136	35.3	332	267	24.3	1,415	1,510
Total - 2 Wheel Drive	671	667	0.6	1,355	1,333	1.7	6,992	6,467
Total - 4 Wheel Drive	12	43	-72.1	38	77	-50.6	174	181
Total Farm Wheel Tractors	683	710	-3.8	1,393	1,410	-1.2	7,166	6,648
Combines (Self-Propelled)	43	28	53.6	105	78	34.6	348	352

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.

Go To Canadian Ag Flash Reports Archive >>

© AEM 2005 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ RICHARD R. DYKHOUSE
Richard R. Dykhouse
Assistant Secretary

March 16, 2005